Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-293952

Prospectus Supplement No. 1

(To Prospectus dated March 9, 2026)

Up to 42,307,692 American Depositary Shares Representing up to 1,057,692,300 Class A Ordinary Shares

Yimutian Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 9, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-293952), as amended and supplemented, with the information contained in our Current Report on Form 6-K, furnished with the Securities and Exchange Commission on March 24, 2026. The Prospectus relates to the resale, from time to time, up to 42,307,692 American depositary shares (the “ADSs”), representing 1,057,692,300 Class A ordinary shares, par value of US$0.00001 per share, of Yimutian Inc. (the “Company”) issuable upon the conversion or otherwise pursuant to the terms of up to an aggregate principal amount of US$10,000,000 of senior convertible promissory note (the “Notes”) issued or issuable to the selling shareholder named in the Prospectus (the “Selling Shareholder”), pursuant to the terms of that certain securities purchase agreement, dated as of December 8, 2025 (the “Securities Purchase Agreement”), by and between the Company and the Selling Shareholder, from time to time and upon the terms and conditions thereof (assuming full conversion of the Notes and interest payments made in ADSs at a price of US$0.26 per share, the current floor price of the Initial Note). Each ADS represents twenty-five (25) Class A ordinary shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Market (“Nasdaq”) under the trading symbol “YMT”. On March 23, 2026, the closing price for our ADSs on Nasdaq was US$0.30 per ADS.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 24, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42760

Yimutian Inc.

(Registrant’s Name)

6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Yimutian Inc. Provides 2026 Strategic Update: Financing on Track, Management to Purchase No Less Than US$3 Million in Company Shares, Full-Year Revenue Expected to Reach RMB 1 Billion
99.2	Press Release—Yimutian Inc. to Acquire Ningbo Xunxi Technology for RMB 50 Million, Entering the Enterprise Digital Commerce Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yimutian Inc.

By	/s/ Shijie Chen
Name:	Shijie Chen
Title:	Director and Chief Financial Officer

Date: March 24, 2026

Exhibit 99.1

Yimutian Inc. Provides 2026 Strategic Update: Financing on Track, Management to Purchase No Less Than US$3 Million in Company Shares, Full-Year Revenue Expected to Reach RMB 1 Billion

BEIJING, March 23, 2026 — Yimutian Inc. (the “Company”) today issued a strategic update to investors and market participants, outlining the Company’s capital plan, equity commitments, and financial outlook for 2026. Following a management meeting convened on March 20, 2026, the Board and senior management are setting out, in plain terms, the actions the Company is taking and the results it expects to deliver over the coming year.

The Company’s US$30 million convertible note facility, signed in December 2025 and filed with the SEC, is proceeding as planned. The initial tranche of US$3.3 million has been funded, with a second tranche expected to close in the near term and the remainder to be drawn during the year subject to customary conditions. The facility provides the Company with the liquidity and flexibility to execute on organic growth initiatives and pursue strategic acquisitions as opportunities arise. The full terms are available in the Company’s filing on SEC EDGAR:

https://www.sec.gov/Archives/edgar/data/1991605/000121390025119688/ea0268977-6k_yimutian.htm

More directly, the Company and its management team are putting their own capital behind that conviction. Over the next nine months, they commit to purchasing no less than US$3 million of the Company’s shares in the open market. The management team has further committed to a twelve-month lock-up on existing holdings, foregoing the ability to sell regardless of how market conditions evolve. The Company is also working with its Board to adopt a formal share repurchase program in the near term, which will provide a structured, ongoing mechanism for capital return alongside management’s personal purchases. Open market buying by insiders requires real cash and accepts real market risk. These commitments mean management’s financial interests are tied to the same outcome as every shareholder’s.

On the business, management expects total 2026 revenue of approximately RMB 1.0 billion, with roughly equal contributions from the Company’s core operations and the pending Xunxi acquisition. The core business is being driven by online-to-offline integration, geographic expansion into underpenetrated markets, supply chain digitization, and deepening partnerships with supermarket operators and livestreaming commerce platforms — initiatives already in execution across the Company’s business lines. The Xunxi contribution is contingent on closing, which the Company expects in the near term. Detailed segment disclosures and unit economics will follow in the Company’s financial reports once available.The Company looks forward to providing further updates on its operational and financial progress in connection with its upcoming financial results.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the anticipated use of proceeds, the occurrence of closings for additional Notes in an aggregate principal amount of up to $26,630,000 (which may never occur), and the filing of a registration statement to register the resale of the ADSs issuable upon conversion of the note. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit: https://ir.ymt.com

Investor & Media Contacts

Investor Relations: ir@ymt360.com  |  +86 10 5708 6561

Media: pr@ymt360.com

Exhibit 99.2

Yimutian Inc. to Acquire Ningbo Xunxi Technology for RMB 50 Million, Entering the Enterprise Digital Commerce Market

BEIJING, March 23, 2026 — Yimutian Inc. (the “Company”) today announced that it has reached a binding acquisition agreement with Ningbo Xunxi Technology Co., Ltd. (“Xunxi”), a Zhejiang-based enterprise e-commerce and digital procurement platform, to acquire 100% of the equity interests in Xunxi. The total consideration is RMB 50 million, comprising RMB 40 million in cash payable to Xunxi’s exiting shareholders and RMB 10 million in stock options awarded to the retained management team. The closing remains subject to customary conditions.

Target	Ningbo Xunxi Technology Co., Ltd.

Transaction	100% equity acquisition

Total Consideration	RMB 50,000,000

Structure	RMB 40M cash to exiting shareholders; RMB 10M in stock options to retained management

2025 Revenue	RMB ~340,000,000 (audited)

2025 Net Profit	RMB ~5,800,000 (audited)

Due Diligence	Global Law Firm; Beijing Dongshen CPA — no material risks identified

Status	Binding acquisition agreement signed; closing subject to customary conditions

Xunxi was founded by a team of former senior executives from NetEase and Alibaba and has spent the past several years building what is now a scaled enterprise procurement and employee benefits platform. Its online marketplace lists more than 250,000 SKUs and serves close to 200 institutional clients — banks, government agencies, schools, and large corporates — that rely on the platform to manage employee benefits spending, marketing procurement, and bulk purchasing. The registered member base has grown to over 2 million users. Xunxi’s 2025 audited financials reflect a business generating real revenue at scale: RMB 340 million in top-line and RMB 5.8 million in net profit, with due diligence conducted by Global Law Firm and Beijing Dongshen CPA returning no findings that would impede closing.

The strategic logic is straightforward. Yimutian has spent over a decade digitizing China’s agricultural supply chain and building the infrastructure to move goods efficiently from farm to buyer. Xunxi operates on the demand side of a related problem: it aggregates institutional purchasing power and routes it through a managed digital channel. Bringing the two together creates a more complete picture of China’s B2B commerce stack — sourcing and supply chain on one side, enterprise procurement and distribution on the other. “Xunxi has built exactly the kind of demand-side platform that complements what we’ve been building on the supply side for years,” said Jinhong Deng, Chief Executive Officer of Yimutian. “This is not a financial acquisition. We are buying a team, a client base, and a platform architecture that we believe will compound in value as we integrate it with our existing operations.”

Post-closing, Xunxi’s management and key employees will join Yimutian and operate the business as a dedicated unit. The transaction includes a multi-year earnout arrangement through 2028 that ties a meaningful portion of total consideration to Xunxi’s audited net profit performance. For 2026, if Xunxi achieves audited net profit of RMB 15 million, RMB 22.5 million, or RMB 30 million, the earnout payout will equal 2x, 4x, or 6x of the respective net profit achieved. If 2026 net profit falls below RMB 12 million, Xunxi’s founders are obligated to pay a cash compensation to the Company per the binding acquisition agreement. If 2026 net profit falls between RMB 12 million and RMB 15 million, no earnout award is triggered and no compensation is owed. Equivalent earnout mechanics apply for 2027 and 2028, with specific targets and multipliers to be finalized and disclosed in the Company’s forthcoming SEC filings. The earnout structure is intentional — by making a significant portion of total transaction value contingent on post-closing performance, the Company and the sellers share both the risk and the reward of integration. Their continued involvement is central to the transaction thesis, and the structure reflects that.

The Company looks forward to providing further updates on the transaction and integration progress in connection with its upcoming SEC filings and financial results.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.For more information, please visit https://ir.ymt.com/

About Xunxi Technology:

Ningbo Xunxi Technology Co., Ltd. is a technology-driven comprehensive e-commerce operation service provider. Founded by former executives of internet companies such as NetEase and Alibaba, the company focuses on providing integrated solutions for financial institutions, enterprises, and public institutions, including corporate procurement, employee benefits, and digital marketing. It possesses rich supply chain resources and capabilities in multi-platform development and operational services.

Investor & Media Contacts

Investor Relations: ir@ymt360.com  |  +86 10 5708 6561

Media: pr@ymt360.com